Paris, June 3, 2005

STATEMENT

During the Shareholders Meeting of sanofi-aventis held May 31, 2005, the Chairman and Chief Executive Officer, Mr. Jean-François Dehecq, responding to several written questions on behalf of the Board of Directors discussed sanofi-aventis’s position with regard to Rhodia.

Mr. Jean-François Dehecq stated that he had already indicated that “Rhodia is not a strategic investment for sanofi-aventis and as a result, sanofi-aventis does not intend to sit on Rhodia’s board of directors”

The company would like to point out that starting with Sanofi-Synthélabo’s offering document for the Aventis tender offer in early 2004, it has been clearly stated that:

«Sanofi-Synthélabo intends to continue the divestment policy followed by Aventis with respect to its non-strategic activities.»

This principle was subsequently repeated in the information prospectus prepared in late 2004 for the merger between sanofi-aventis and Aventis:

«The goal of Aventis’ management is to finalize the divestment of its remaining non-strategic activities, namely its minority interests in Rhodia and Wacker.»

and again most recently in the sanofi-aventis annual report for the year 2004, published in April 2005.

The Chairman also stated that with respect to its holdings in Rhodia, “sanofi-aventis would not be in opposition to any measure consistent with the interests of Rhodia, its shareholders and its employees, so long as this was not inconsistent with the interests of sanofi-aventis.”

In addition, the press having raised questions about a potential deprivation of sanofi-aventis of its voting rights at the coming shareholders meeting of Rhodia, the Chairman stated “Sanofi-aventis believes that it has complied in all respects with applicable law, which at that point in time did not mandate any declaration, and consequently the Company intends to exercise its voting rights”.

In this connection, the company recalls the high visibility given not just to the union of Sanofi-Synthélabo and Aventis but also to Rhodia’s particular situation as well as to several disputes between the two companies.

Additionally, sanofi-aventis reiterates that:

-               Sanofi-aventis gained control of Aventis on August 20, 2004. At this date, the applicable law (article L.233-7 of the Commercial Code) only required declarations of holdings and declarations of intentions in the case of shares held in bearer form (“au porteur”). However, Aventis held Rhodia shares in registered form (“au nominatif”).

-               At the time of the merger of sanofi-aventis and Aventis approved by the sanofi-aventis General Meeting held on December 23, 2004, sanofi-aventis was already “deemed” to hold Aventis’ shares of Rhodia within the meaning of article L.233-9 of the Commercial Code, because starting August 20, 2004, sanofi-aventis held more than 95% of the share capital and voting rights of Aventis. As a result, sanofi-aventis was under no obligation to issue a declaration of holding.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com